Danielle M. Lauzon 617.570.1955 dlauzon@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 8, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Bryan J. Pitko

Re:	ProQR Therapeutics B.V.
Registration Statement on Form F-1
Filed August 14, 2014
File No. 333-198151

Dear Messrs. Riedler and Pitko:

This letter is being submitted on behalf of ProQR Therapeutics B.V. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on August 14, 2014 (the “Registration Statement”), as set forth in your letter dated August 29, 2014 addressed to Daniel de Boer, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to its Registration Statement on Form F-1 (the “Revised Registration Statement”), which includes changes to reflect responses to the Staff’s comments as well as updates with respect to the Company’s business and operations.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Revised Registration Statement.

September 8, 2014

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Revised Registration Statement (marked to show changes from the Registration Statement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation

Valuation of our ordinary shares, page 63

1.	Please explain why the fair values of your ordinary shares as of January 1, 2014, January 14, 2014 and February 1, 2014 of 158.83, 177.31 and 202.98, respectively, as disclosed on page F-7, are not reflected in the table on page 65.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the table on page 68 of the Revised Registration Statement to include the fair values of the Company’s ordinary shares as of January 1, 2014, January 14, 2014 and February 1, 2014.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle M. Lauzon

Enclosures

cc:	Daniel de Boer, ProQR Therapeutics B.V.
René Beukema, ProQR Therapeutics B.V.
Mitchell S. Bloom, Goodwin Procter LLP
Evan Kearns, Goodwin Procter LLP